Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 1 Rule 3.19A.2 Appendix 3Y Change of Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/09/01 Amended 01/01/11 Name of entity James Hardie Industries plc ARBN 097 829 895 We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director Jack TRUONG Date of last notice 26 August 2021 Part 1 - Change of director’s relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Direct or indirect interest Direct Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Not applicable Date of change Not Applicable No. of securities held prior to change 279,383 ordinary shares/CUFs registered in the name of the Director (15,417 are in a holding lock until 21 August 2022 and 47,508 until 17 August 2023 and 6,921 until 20 August 2023) Class Ordinary shares/CUFS Exhibit 99.2

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. Appendix 3Y Page 2 01/01/2011 Number acquired Not applicable Number disposed Not applicable Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation Not applicable No. of securities held after change 279,383 ordinary shares/CUFs registered in the name of the Director (15,417 are in a holding lock until 21 August 2022 and 47,508 until 17 August 2023 and 6,921 until 20 August 2023) Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back Not applicable Part 2 – Change of director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. Detail of contract Not applicable Nature of interest Restricted Stock Units (RSUs) are contractual entitlements to be issued ordinary shares/CUFs upon satisfaction of certain conditions Name of registered holder (if issued securities) Not applicable Date of change 26 August 2021 (US Time) – Grant of RSUs

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 3 No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed ROCE RSUs • 11,370 ROCE RSUs with a vesting date of 21 Aug 2022 • 75,545 ROCE RSUs with a vesting date of 17 Aug 2022 • 82,131 ROCE RSUs with a vesting date of 17 Aug 2023 TSR RSUs • 20,575 TSR RSUs with a vesting date of 21 Aug 2022 • 139,432 TSR RSUs with a vesting date of 17 Aug 2022 • 127,083 TSR RSUs with a vesting date of 17 Aug 2023 Interest acquired Two separate grants of RSUs, as part of the FY2022 long-term incentive to the CEO pursuant to the 2006 Plan, approved by shareholders at the 2021 Annual General Meeting: • 130,513 TSR RSUs. These RSUs are subject to a TSR-based hurdle measured over a performance period of 3 years; • 82,358 ROCE RSUs. These RSUs are subject to a ROCE hurdle based on the Company’s average ROCE performance in FY2022-2024 and the Remuneration Committee’s exercise of negative discretion following the completion of the 3-year performance period. Interest disposed None Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation None

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. Appendix 3Y Page 4 01/01/2011 Interest after change ROCE RSUs • 11,370 ROCE RSUs with a vesting date of 21 Aug 2022 • 75,545 ROCE RSUs with a vesting date of 17 Aug 2022 • 82,131 ROCE RSUs with a vesting date of 17 Aug 2023 • 82,358 ROCE RSUs with a vesting date of 17 2024 TSR RSUs • 20,575 TSR RSUs with a vesting date of 21 Aug 2022 • 139,432 TSR RSUs with a vesting date of 17 Aug 2022 • 127,083 TSR RSUs with a vesting date of 17 Aug 2023 • 130,513 TSR RSUs with a vesting date of 17 2024. Part 3 – +Closed period Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required? No If so, was prior written clearance provided to allow the trade to proceed during this period? Not applicable If prior written clearance was provided, on what date was this provided? Not applicable